UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Nordlund, Donald E.
   3 Acorn Lane
   Barrington Hills,, IL  60010
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   October 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |10/25/|G   |V|1,400             |D  |N/A (Gift) |17,446             |D     |---                        |
                           |96    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|$35.6875|4/16/|J*  |V|2,000      |A  |*    |4/15/|Common Stock|2,000  |-      |            |   |            |
ion (Right to Buy)    |        |96   |    | |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$23.7812|**   |    |V|           |   |**   |8/1/0|Common Stock|2,000**|       |            |   |            |
ion (Right to Buy)    |5       |     |    | |           |   |     |4    |            |       |       |            |   |            |
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Nonqualified Stock Opt|$26.6562|**   |    |V|           |   |**   |4/18/|Common Stock|2,000**|       |6,000**     |D  |-           |
ion (Right to Buy)    |5       |     |    | |           |   |     |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
*Award to Reporting Person of option to buy Common Stock under the Company's Nonemployee Director Stock Option Plan in transaction exempt under old Rule 16b-3. Options become exercisable at a rate of 25% of each grant on the second through fifth anniversary dates of April 16, 1996, provided that in the event of a "Change in Control" as defined in the plan, such options may become immediately exercisable unless specifically prohibited by the terms of applicable law.
**Previous awards to Reporting Person of options to buy Common Stock under the Company's Nonemployee Director Stock Option Plan in transactions exempt under old Rule 16b-3, adjusted to reflect the two-for-one stock split. Options become exercisable at a rate of 25% of each grant on the second through fifth anniversary dates of August 1, 1994, and April 18, 1995, respectively, provided that in the event of a "Change in Control", such options may become immediately exercisable unless specifically prohibited by the terms of applicable law.
SIGNATURE OF REPORTING PERSON
Donald E. Nordlund
DATE
10/29/96